Exhibit 99.1

For the 16-week period ended February 4, 2007

Management’s Discussion and Analysis
The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the third quarter for the fiscal year ending April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s in our 2006 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Statements
This MD&A includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 13, 2007, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” and “Other Risks” in the 2006 Annual Report, as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business
We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

We operate 5,360 convenience stores throughout our North American network, including 3,308 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 28 states and three in Canada covering six provinces. Over 39,500 people are employed throughout our network. In order to maximize productivity and in view of future growth, as we stated in the second quarter, we favour the operation of networks comprised of a maximum of approximately 600 Company-operated stores. We have therefore split our U.S. Midwest business unit into two regions. Thus, our newly created Great Lakes division, which is currently comprise of 275 Company-operated stores, will operate in Ohio, Michigan and Pennsylvania. Our U.S. Midwest business unit will be responsible for operations in Kentucky, Indiana, Illinois and Iowa and will manage 339 Company-operated stores. This decision was announced on December 1st, 2006 and the new business unit will be fully operational at the beginning of the next fiscal year.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, particularly the higher growth and higher margin of the grocery products category, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Approximately 27.0% of the 140,700 stores located in the United States are operated by ten main players. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for well-capitalized, established industry participants such as Couche-Tard to grow through mergers and acquisitions.

Exchange Rate Data
The Company’s US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended
	February 4, 2007	January 29, 2006	February 4, 2007	January 29, 2006
Average for the period (1)	0.8682	0.8551	0.8835	0.8337
Period end	0.8435	0.8699	0.8435	0.8699
 (1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Third Quarter of Fiscal 2007

Business acquisitions
On December 1st, 2006, we finalized, with Shell Oil Product US and its affiliate, Motiva Entreprises LLC, the acquisition of a network of 236 stores operating under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando and Tampa as well as in Southwest Florida in the United States. Of the 236 stores, 174 are Company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

On October 30, 2006, we finalized, with Sparky’s Oil Company, the acquisition of 24 Company-operated stores operating under the Sparky’s banner in West Central Florida in the United States.

These transactions were carried out for a cash consideration of $317.7 million, including inventories and direct acquisition costs.

Dividends
On March 13, 2007, the Board of Directors declared a dividend of Cdn$0.03 per share to shareholders on record as at March 22, 2007 and approved its payment for March 30, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

Outstanding shares and stock options
As at March 7, 2007, Couche-Tard had 56,175,312 Class A multiple voting shares and 145,996,246 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9 491 116 outstanding stock options for the purchase of Class B subordinate voting shares.

Selected Consolidated Financial Information
The following table highlights certain information regarding our operations for the 16-week and 40-week periods ended February 4, 2007 and January 29, 2006:

(In millions of US dollars, unless otherwise stated)	16-week periods ended			40-week periods ended
	February 4, 2007	January 29, 2006	Change %	February 4, 2007	January 29, 2006	Change %
Statement of Operations Data:
Merchandise and service revenues (1):
United States	937.9	811.4	15.6	2,347.9	2,111.3	11.2
Canada	422.9	407.1	3.9	1,182.0	1,088.3	8.6
Total merchandise and service revenues	1,360.8	1,218.5	11.7	3,529.9	3,199.6	10.3
Motor fuel revenues:
United States	1,875.4	1,470.1	27.6	4,847.9	3,662.5	32.4
Canada	261.8	255.6	2.4	737.0	656.3	12.3
Total motor fuel revenues	2,137.2	1,725.7	23.8	5,584.9	4,318.8	29.3
Total revenues	3,498.0	2,944.2	18.8	9,114.8	7,518.4	21.2
Merchandise and service gross profit (1):
United States	317.1	268.9	17.9	791.4	694.1	14.0
Canada	147.7	135.9	8.7	413.1	366.3	12.8
Total merchandise and service gross profit	464.8	404.8	14.8	1,204.5	1,060.4	13.6
Motor fuel gross profit:
United States	106.7	108.8	(1.9)	289.3	252.0	14.8
Canada	16.4	16.7	(1.8)	44.7	47.5	(5.9)
Total motor fuel gross profit	123.1	125.5	(1.9)	334.0	299.5	11.5
Total gross profit	587.9	530.3	10.9	1,538.5	1,359.9	13.1
Operating, selling, administrative and general expenses	462.9	402.1	15.1	1,145.4	1,005.3	13.9
Depreciation and amortization of property and equipment and other assets	43.3	33.4	29.6	99.4	80.1	24.1
Operating income	81.7	94.8	(13.8)	293.7	274.5	7.0
Net earnings	43.7	54.5	(19.8)	163.0	164.1	(0.7)
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	34.2%	33.2%		34.1%	33.1%
United States	33.8%	33.1%		33.7%	32.9%
Canada	34.9%	33.4%		34.9%	33.7%
Growth of same-store merchandise revenues (2) (3):
United States	1.9%	6.0%		3.0%	5.6%
Canada	3.2%	2.9%		2.9%	4.1%
Motor fuel gross margin:
United States (cents per gallon) (3)	13.19	17.63	(25.2)	15.50	16.63	(6.8)
Canada (Cdn cents per litre)	4.05	4.31	(6.0)	4.21	4.96	(15.1)
Volume of motor fuel sold (4):
United States (millions of gallons)	841.8	634.4	32.7	1,938.0	1,556.6	24.5
Canada (millions of litres)	470.1	452.9	3.8	1,203.5	1,148.3	4.8
Growth of same-store motor fuel volume (3):
United States	3.2%	6.9%		4.5%	6.0%
Canada	4.2%	2.0%		4.5%	2.8%
Per-Share Data:
Basic net earnings per share (dollars per share)	0.22	0.27	(18.5)	0.81	0.81	-
Diluted net earnings per share (dollars per share)	0.21	0.26	(19.2)	0.78	0.79	(1.3)

	February 4, 2007		April 30, 2006	Change $
Financial position:
Total assets	2,884.1		2,369.2	514.9
Interest-bearing debt	927.3		524.1	403.2
Shareholders’ equity	1,096.4		966.0	130.4
Ratios:
Net interest-bearing debt/total capitalization (5)	0.40:1		0.15:1
Net interest-bearing debt/EBITDA (6)	1.54:1	(7)	0.39:1

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For Company-operated stores only.
(4)	Includes volumes of franchisees and dealers.
(5)
This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)
This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)
This ratio is standardized over one year. It includes the results of the first, second and third quarters for the fiscal year ending April 29, 2007 as well as the results of the fourth quarter of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results for the Third Quarter and the First Three Quarters of 2007

The following table presents certain information regarding changes in our stores over the 16-week and 40-week periods ended February 4, 2007:

	16-week period ended February 4, 2007			40-week period ended February 4, 2007
	Company- operated stores	Affiliated stores	Total	Company- operated stores	Affiliated stores	Total
Number of stores, beginning of period (1)	3,780	1,531	5,309	3,632	1,351	4,983
Acquisitions	198	62	260	355	75	430
Openings / constructions / additions (2)	45	84	127	73	275	348
Closures / withdrawals (3)	(24)	(316)	(336)	(56)	(345)	(401)
Conversions into Company-operated stores	9	(9)	-	9	(9)	-
Conversions into affiliated stores	-	-	-	(5)	5	-
Number of stores, end of period	4,008	1,352	5,360	4,008	1,352	5,360

(1)	Restated.
(2)
The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises as mentioned in the 2006 annual report and from new agreement signed with business communities in certains regions.

(3)	As mentioned in the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

During the quarter, we also implemented our IMPACT program in 109 Company-operated stores, bringing our annual total to 267. As a result, 49.1% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable flexibility for future internal growth.

Revenues
Our revenues amounted to $3.5 billion for the 16-week period ended February 4, 2007, up $553.8 million for an increase of 18.8%. For the first three quarters, revenues totaled $9.1 billion, representing an increase of $1.6 billion or 21.2%.

For the third quarter of fiscal 2007, the growth of merchandise and service revenues was $142.3 million or 11.7%, of which $87.3 million was generated by the stores acquired since the beginning of the current year and $6.5 million was generated by the 1.5% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 1.9% compared with 3.2% in Canada. Over the past two years, our stores located in Florida and in the Gulf of Mexico region were plagued by several hurricanes. The impact of the storms on our same-store merchandise revenues is significant and cyclical. Indeed, following the announcement of these devastating events, our sales post momentary increased growth followed by a low period during the actual storms. During such reconstruction period, our merchandise revenues increase due to higher traffic among our target clientele and then subsequently fall once the reconstruction is completed. Thus, the third quarter of last year corresponded to the reconstruction period following the hurricanes. Other factors: 1-In order to increase growth in demand for this quarter, which is less favourable for our business cycle, many of our U.S. markets implemented aggressive promotional programs that were not repeated this year. This had , on the other side, a positive impact on our gross margin; 2- This year, we have sustained the impact of the exceptional weather conditions experienced last year in our Southwest region markets, which generated strong growth in our main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and even snow; 3- On December 8, 2006, government officials in Arizona applied an $8.20-per-carton tax increase on tobacco, which greatly affected sales in this category subsequently. Finally, in the United States and Canada, we continue to benefit from our pricing and product mix strategies, as well as from the ongoing implementation of our IMPACT program throughout our network.

For the first three quarters of fiscal 2007, the growth in merchandise and service revenues stood at $330.3 million or 10.3%, of which $127.1 million was generated by the stores acquired during the year and $69.3 million resulted from the 6.0% appreciation of the Canadian dollar. Additionally, the growth of same-store merchandise revenues was 3.0% in the United States compared with 2.9% in Canada.

For the third quarter of 2007, motor fuel revenues increased $411.5 million or 23.8%, of which $301.4 million was generated by the stores acquired since April 30, 2006. The appreciation of the Canadian dollar accounted for $3.9 million of the increase. These factors were offset by the negative impact of $62.3 million created by the decrease in the average retail price at the pump for our Company-operated stores. The following table shows the average retail pump prices observed over the past 12 months, commencing with the fourth quarter of the year ended April 30, 2006:

Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007
United States (US dollars per gallon)	2.30	2.86	2.61	2.26	2.48
Canada (Cdn cents per litre)	88.63	96.08	89.87	80.27	88.08
52-week period ended January 29, 2006
United States (US dollars per gallon)	2.07	2.18	2.62	2.33	2.30
Canada (Cdn cents per litre)	78.60	82.79	95.65	84.61	85.53

For internal growth, in the United States, the increase of same-store motor fuel volume for the third quarter of fiscal 2007 was 3.2% compared with 4.2% in Canada. The growth in the United States is considered to be very satisfactory, particularly given that our price optimization program in the Southwest region is in its second year, which has resulted in a less important impact. In addition, given the volatile nature of the motor fuel market following the hurricanes that occurred in fiscal 2006, it is difficult to make comparisons with the other regions in the U.S. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

During the 40-week period ended February 4, 2007, motor fuel revenues climbed $1.3 billion or 29.3%, of which $434.0 million was generated by the stores acquired during fiscal 2007. The increase in pump prices contributed $246.7 million to the total increase while the appreciation of the Canadian dollar generated $43.4 million. Finally, the growth in same-store motor fuel volume was 4.5% in both the United States and Canada for reasons similar to those described above.

Gross profit
During the 16-week period ended February 4, 2007, the merchandise and service gross margin was 34.2%, up from 33.2% in the same quarter of fiscal 2006. In the United States, the gross margin was 33.8%, up from 33.1% last year. In Canada, it was 34.9% for the current quarter compared with 33.4%. In both our U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items that target customers’ demand more specifically, the reduction in certain aggressive promotional programs for specific categories, as well as the implementation of our IMPACT program in an increasing number of our stores, including our newly acquired stores. In the United States, some acquisitions have contributed to decrease the gross margin since the previous owners-operators had an aggressive price strategy.

For the first three quarters, the merchandise and service gross margin reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin in the United States was 33.7%, up from 32.9%, whereas in Canada, it stood at 34.9% compared with 33.7%, which represents a significant increase of 1.2%.

For the third quarter of fiscal 2007, the motor fuel gross margin for our Company-operated stores in the United States decreased substantially to 13.19¢ per gallon compared with 17.63¢ per gallon in the corresponding quarter of the previous fiscal year. In Canada, it also fell to Cdn4.05¢ per litre compared with Cdn4.31¢ per litre last year.

For the first three quarters of the current fiscal year, the U.S. motor fuel gross margin dropped to 15.50¢ per gallon compared with 16.63¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. In Canada, the same trend occurred, with the gross margin decreasing to Cdn4.21¢ per litre compared with Cdn4.96¢ per litre. However, it is important to remember that the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last four quarters, commencing with the fourth quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)
Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007
Before deduction of expenses related to electronic payment modes	10.96	13.60	20.73	13.19	14.48
Expenses related to electronic payment modes	3.31	3.82	3.77	3.12	3.46
After deduction of expenses related to electronic payment modes	7.65	9.78	16.96	10.07	11.02
52-week period ended January 29, 2006
Before deduction of expenses related to electronic payment modes	11.26	14.86	17.05	17.63	15.43
Expenses related to electronic payment modes	2.75	2.98	3.50	3.24	3.13
After deduction of expenses related to electronic payment modes	8.51	11.88	13.55	14.39	12.30

Operating, selling, administrative and general expenses
Operating, selling, administrative and general expenses increased by 1.0% as a percentage of merchandise and service revenues for the 16- and 40-week periods ended February 4, 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors explained respectively 0.4% and 0.2% of the increase on a quarterly basis and 0.5% and 0.4% on an annual basis. The other factors that contributed to the increase are those related to public utility expenses, environmental costs and finally the maintenance costs related to the ATM machines operated by us since the last quarter of fiscal 2006.

The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately $5.0 million on its results before taxes.

Depreciation and amortization of property and equipment and other assets
The increase in depreciation expense stems primarily from investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses
Financial expenses were up $5.8 million for the third quarter of the current fiscal year compared with the quarter ended January 29, 2006. The change is mainly due to an increase in average borrowings for this quarter, a drop in our interest income generated from the investing of excess cash and a negative variance of $1.0 million related to our interest rate swaps, offset by the drop in our average interest rate. For the first three quarters, financial expenses rose $8.1 million compared with the corresponding period in fiscal 2006. The increase is due primarily to a higher average annual interest rate, higher average borrowings, a negative variance of $2.5 million related to our interest rate swaps, as well as the decrease in our interest income.

Income taxes
Following the Government of Quebec’s adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Quebec Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for the first three quarters was 33.5%, which is slightly lower than the rate of 34.1% observed for the first three quarters of fiscal 2006.

Net earnings
We closed the third quarter of 2007 with a $10.8 million decrease in net earnings for a total of $43.7 million, resulting in per-share earnings of $0.22 or $0.21 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

(In millions of US dollars)	16-week period ended February 4, 2007
Net earnings for the third quarter as reported	43.7
Negative impact related to the decrease in the motor fuel margin, after taxes (1)	24.3
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	3.4
Adjusted net earnings for the third quarter (3)	71.4

(1)	Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2)	Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3)
These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $71.4 million, or $0.34 per share on a diluted basis, which represents an increase of 31.0% compared with the net earnings for the quarter ended January 29, 2006.

We closed the first three quarters of fiscal 2007 with net earnings of $163.0 million, which equals $0.81 per share or $0.78 per share on a diluted basis. However, the net earnings for the first three quarters were affected by factors over which the Company has little control:

(In millions of US dollars)	40-week period ended February 4, 2007
Net earnings for the first three quarters as reported	163.0
Negative impact related to the decrease in the motor fuel margin, after taxes (1)	18.8
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	11.0
Non-recurring negative impact related to Bill 15	9.9
Positive impact related to changes in the exchange rate, after taxes (3)	(2.9)
Adjusted net earnings for the first three quarters (4)	199.8

(1)	Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2)	Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3)	Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4)
These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first three quarters would have amounted to $199.8 million, or $0.96 per share on a diluted basis, which represents an increase of 21.8% compared with the net earnings for the corresponding period ended January 29, 2006.

Liquidity and Capital Resources
Our sources of liquidity remain unchanged compared with the fiscal year ended April 30, 2006. For further information, please consult the 2006 Annual Report.

We entered into interest rate swaps with three banks in fiscal 2004. The terms of the agreements remain unchanged compared with the information published in our 2006 Annual Report.

Our capital expenditures and acquisitions realized during the first three quarters were mainly financed using our excess cash and credit facilities. In the future, we are confident that we will be able to finance these capital expenditures and acquisitions through a combination of our cash flows from operating activities, additional debt, monetization of our real estate portfolio and, as a last resort, share issuances.

Credit facility

On November 15, 2006, we increased the limit of our term renewable unsecured revolving credit agreement by $150.0 million to $650.0 million. As at February 4, 2007, $570.4 million was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	16-week periods ended			40-week periods ended
	February 4, 2007	January 29, 2006	Change $	February 4, 2007	January 29, 2006	Change $
Operating activities
Cash flows (1)	92.1	95.4	(3.3)	273.2	253.9	19.3
Other	3.4	(51.6)	55.0	(42.8)	4.0	(46.8)
Net cash provided by operating activities	95.5	43.8	51.7	230.4	257.9	(27.5)
Investing activities
Business acquisitions	(318.0)	(54.4)	(263.6)	(561.7)	(54.4)	(507.3)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(138.9)	(52.3)	(86.6)	(217.1)	(127.4)	(89.7)
Proceeds from sale and leaseback transactions	19.2	12.1	7.1	25.4	30.8	(5.4)
Other	10.4	(5.0)	15.4	(3.0)	(7.3)	4.3
Net cash used in investing activities	(427.3)	(99.6)	(327.7)	(756.4)	(158.3)	(598.1)
Financing activities
Increase in long-term borrowing, net of financial expenses	390.1	-	390.1	570.2	-	570.2
Repayment of long-term debt	(0.2)	(2.2)	2.0	(167.0)	(5.2)	(161.8)
Dividends paid	(5.3)	(4.4)	(0.9)	(14.3)	(4.4)	(9.9)
Issuance of shares, net of share issue expenses	0.3	-	0.3	0.8	0.2	0.6
Net cash used in financing activities	384.9	(6.6)	391.5	389.7	(9.4)	399.1
Company credit rating
Standard and Poor’s	BB	BB		BB	BB
Moody’s	Ba1	Ba2		Ba1	Ba2
(1)  These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities
During the first three quarters, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the significant drop in accounts payable due to the seasonal nature of our business, offset by the increase in income taxes payable.

Investing activities
Our major investments of the quarter were the acquisitions of the Shell and Sparky’s stores, which were added to the Spectrum, Holland Oil, Close-to-Home and Stop-n-Save stores acquired during the first and second quarters. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities
The first three quarters were marked by a net increase of $403.2 million in our long-term debt used to finance our investments. We also paid out $14.3 million in dividends.

Financial Position
As demonstrated by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and by our cash flows, we have an excellent financial position.

The increase in our total assets is mainly attributable to the $507.3 million increase in property and equipment, the $117.6 million increase in goodwill, the $39.2 million increase in inventories and the decrease of $140.4 million in cash and cash equivalents which are primarily the result of the acquisitions carried out in the first three quarters.

Contractual Obligations
No major changes occurred during the first three quarters ended February 4, 2007 with respect to the Company’s contractual obligations. For further information, please consult the 2006 Annual Report.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	Fiscal 2007			Fiscal 2006				Fiscal 2005
Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Weeks	16	12	12	13	16	12	12	12
Revenues	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	125.0	149.2	118.9	84.0	128.2	115.6	110.8	68.7
Depreciation and amortization of property and equipment and other assets	43.3	28.3	27.8	26.8	33.4	24.0	22.7	21.6
Operating income	81.7	120.9	91.1	57.2	94.8	91.6	88.1	47.1
Financial expenses	16.6	8.5	8.5	8.5	10.8	7.5	7.2	7.4
Net earnings	43.7	74.7	44.6	32.1	54.5	55.5	54.1	32.5
Net earnings per share
Basic	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27	$0.16
Diluted	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26	$0.16

Subsequent Events
Acquisitions
On March 7, 2007, we signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, we purchased 13 Company-operated stores from Richcor, Inc. The stores operate under the Groovin Noovin banner in the U.S. city of Pensacola, Florida.

Outlook
During the fourth quarter, we will continue to implement our IMPACT program in order to reach our objective of 400 stores for the current fiscal year. We will also take advantage of further expansion opportunities in strategic markets in North America, insofar as they are consistent with our profit and growth criterias. With the benefits of the new stores that have been acquired and opened since the beginning of the year and our focus on our targeted pricing and product mix strategies, we are confident we will achieve strong results for the last quarter and the fiscal year ending April 29, 2007.

March 13, 2007

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	February 4,	January 29,	February 4,	January 29,
	2007	2006	2007	2006
	$	$	$	$
Revenues	3,498.0	2,944.2	9,114.8	7,518.4
Cost of sales	2,910.1	2,413.9	7,576.3	6,158.5
Gross profit	587.9	530.3	1,538.5	1,359.9

Operating, selling, administrative and general expenses	462.9	402.1	1,145.4	1,005.3
Depreciation and amortization of property and equipment and other assets	43.3	33.4	99.4	80.1
	506.2	435.5	1,244.8	1,085.4
Operating income	81.7	94.8	293.7	274.5
Financial expenses	16.6	10.8	33.6	25.5
Earnings before income taxes	65.1	84.0	260.1	249.0
Income taxes (Note 4)	21.4	29.5	97.1	84.9
Net earnings	43.7	54.5	163.0	164.1

Net earnings per share (Note 5)
Basic	0.22	0.27	0.81	0.81
Diluted	0.21	0.26	0.78	0.79
Weighted average number of shares (in thousands)	202,163	202,036	202,100	202,027
Weighted average number of shares - diluted (in thousands)	208,384	207,768	208,199	207,492
Number of shares outstanding at end of period (in thousands)	202,172	202,037	202,172	202,037

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4,	January 29,
	2007	2006
	$	$
Balance, beginning of period	9.4	5.6
Stock-based compensation (Note 7)	2.8	3.0
Fair value of stock options exercised	(0.2)	-
Balance, end of period	12.0	8.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4,	January 29,
	2007	2006
	$	$
Balance, beginning of period	505.0	317.5
Net earnings	163.0	164.1
	668.0	481.6
Dividends	(14.3)	(4.4)
Balance, end of period	653.7	477.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	16 weeks		40 weeks
For the periods ended	February 4,	January 29,	February 4,	January 29,
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net earnings	43.7	54.5	163.0	164.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	37.3	28.3	87.4	72.3
Future income taxes	15.0	13.1	23.7	19.9
Gain on disposal of property and equipment and other assets	(3.9)	(0.5)	(0.9)	(2.4)
Deferred credits	20.4	5.4	27.4	11.6
Other	1.0	(1.6)	7.7	(3.5)
Changes in non-cash working capital	(18.0)	(55.4)	(77.9)	(4.1)
Net cash provided by operating activities	95.5	43.8	230.4	257.9

Investing activities
Business acquisitions (Note 3)	(318.0)	(54.4)	(561.7)	(54.4)
Purchase of property and equipment	(148.5)	(60.0)	(230.7)	(143.3)
Proceeds from sale and leaseback transactions	19.2	12.1	25.4	30.8
Deposit reimbursement (deposit) on business acquisition	11.6	-	(2.4)	-
Increase in other assets	(10.0)	(1.0)	(16.7)	(3.3)
Proceeds from disposal of property and equipment and other assets	9.6	7.7	13.6	15.9
Temporary investments	8.8	-	21.1	-
Liabilities assumed on business acquisitions	-	(4.0)	(5.0)	(4.0)
Net cash used in investing activities	(427.3)	(99.6)	(756.4)	(158.3)

Financing activities
Increase in long-term debt, net of financing costs (Note 2)	390.1	-	570.2	-
Dividends paid	(5.3)	(4.4)	(14.3)	(4.4)
Issuance of shares, net of share issue expenses	0.3	-	0.8	0.2
Repayment of long-term debt (Note 2)	(0.2)	(2.2)	(167.0)	(5.2)
Net cash provided by (used in) financing activities	384.9	(6.6)	389.7	(9.4)
Effect of exchange rate fluctuations on cash and cash equivalents	(2.9)	3.0	(4.1)	6.5
Net increase (decrease) in cash and cash equivalents	50.2	(59.4)	(140.4)	96.7
Cash and cash equivalents, beginning of period	140.9	408.8	331.5	252.7
Cash and cash equivalents, end of period	191.1	349.4	191.1	349.4

Supplemental information:
Interest paid	22.1	17.8	42.7	34.1
Income taxes paid	13.7	19.2	39.0	31.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at February 4,	As at April 30,
	2007	2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	191.1	331.5
Temporary investments	-	21.4
Accounts receivable	176.5	153.0
Income taxes receivable	-	0.7
Inventories	361.5	322.3
Prepaid expenses	19.2	15.2
Future income taxes	14.0	18.9
	762.3	863.0
Property and equipment	1,521.4	1,014.1
Goodwill	363.4	245.8
Trademarks and licenses	168.8	175.4
Deferred charges	24.8	28.2
Other assets	42.8	42.1
Future income taxes	0.6	0.6
	2,884.1	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	599.8	681.8
Income taxes payable	42.9	-
Current portion of long-term debt	0.5	8.0
Future income taxes	0.1	0.1
	643.3	689.9
Long-term debt	926.8	516.1
Deferred credits and other liabilities	155.7	127.2
Future income taxes	61.9	70.0
	1,787.7	1,403.2

Shareholders' equity
Capital stock	351.8	351.0
Contributed surplus	12.0	9.4
Retained earnings	653.7	505.0
Cumulative translation adjustments	78.9	100.6
	1,096.4	966.0
	2,884.1	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0. The credit facility is available in the following forms:

❒
A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and

❒
A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan “A” and the $146.2 Secured Term Loan “B” were reimbursed in full.

As at February 4, 2007, an amount of $570.4 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the 40-week period ended February 4, 2007, the Company made the following business acquisitions:

❒
Effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

❒	Effective October 30, 2006: the Company purchased, from Sparky’s Oil Company, 24 Company-operated stores operating under the Sparky’s banner in the West Central Florida, United States.
❒
Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;

❒
Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.

❒
Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $561.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	29.6
Property and equipment	426.0
Other assets	1.0
Total tangible assets	456.6
Liabilities assumed
Accounts payable and accrued liabilities	4.8
Deferred credits and other liabilities	5.8
Total liabilities	10.6
Net tangible assets acquired	446.0
Non-compete agreement	1.0
Trademark	0.4
Goodwill	114.3
Total consideration paid, including direct acquisition costs	561.7

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 40-week period ended February 4, 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. NET EARNINGS PER SHARE

	16-week period ended February 4, 2007			16-week period ended January 29, 2006
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	43.7	202,163	0.22	54.5	202,036	0.27
Dilutive effect of stock options		6,221	(0.01)		5,732	(0.01)
Diluted net earnings available for Class A and B shareholders	43.7	208,384	0.21	54.5	207,768	0.26

	40-week period ended February 4, 2007			40-week period ended January 29, 2006
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	163.0	202,100	0.81	164.1	202,027	0.81
Dilutive effect of stock options		6,099	(0.03)		5,465	(0.02)
Diluted net earnings available for Class A and B shareholders	163.0	208,199	0.78	164.1	207,492	0.79

A total of 191,400 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and 40-week periods ended February 4, 2007. There are 570,000 stock options excluded from the calculation for the 16 and 40-week periods ended January 29, 2006.

6. CAPITAL STOCK

As at February 4, 2007, the Company has 56,175,312 (56,388,652 as at January 29, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,996,246 (145,648,632 as at January 29, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at February 4, 2007, 9,217,116 (9,232,390 as at January 29, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until December 1, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Four series of stock options totaling 108,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended February 4, 2007, the stock-based compensation costs amount to $1.1 and $2.8, respectively. For the 16 and 40-week periods ended January 29, 2006, the stock-based compensation costs amount to $1.1 and $3.0, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

❒	risk-free interest rate of 4.00%;
❒	expected life of 8 years;
❒	expected volatility of 35%;
❒	expected quarterly dividend of Cdn$0.027 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.62 (Cdn$8.53 as at January 29, 2006). A description of the Company’s stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended February 4, 2007, the Company’s total net pension expense included in consolidated statements of earnings amounts to $1.7 and $4.1, respectively. For the corresponding 16 and 40-week periods ended January 29, 2006, the expense is $1.4 and $3.5, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period ended February 4, 2007			16-week period ended January 29, 2006
	United States	Canada	Total	United States	Canada	Total
		$$		$$		$$
External customer revenues (a)
Merchandise and services	937.9	422.9	1,360.8	811.4	407.1	1,218.5
Motor fuel	1,875.4	261.8	2,137.2	1,470.1	255.6	1,725.7
	2,813.3	684.7	3,498.0	2,281.5	662.7	2,944.2
Gross Profit
Merchandise and services	317.1	147.7	464.8	268.9	135.9	404.8
Motor fuel	106.7	16.4	123.1	108.8	16.7	125.5
	423.8	164.1	587.9	377.7	152.6	530.3
Property and equipment and goodwill (a)	1,457.5	427.3	1,884.8	702.0	437.7	1,139.7

	40-week period ended February 4, 2007			40-week period ended January, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	2,347.9	1,182.0	3,529.9	2,111.3	1,088.3	3,199.6
Motor fuel	4,847.9	737.0	5,584.9	3,662.5	656.3	4,318.8
	7,195.8	1,919.0	9,114.8	5,773.8	1,744.6	7,518.4
Gross Profit
Merchandise and services	791.4	413.1	1,204.5	694.1	366.3	1,060.4
Motor fuel	289.3	44.7	334.0	252.0	47.5	299.5
	1,080.7	457.8	1,538.5	946.1	413.8	1,359.9

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company’s sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $15.1, which will result in a net claim of about $11.3. The net book value of the damaged assets is lower than the net claim. As at February 4, 2007, the Company has received $4.9 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. SUBSEQUENT EVENTS

On March 7, 2007, the Company signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, the Company acquired, from Richor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States for an amount of $25.2, excluding direct acquisition costs and inventory.

www.couche-tard.com    www.macs.ca    www.circlek.com

ww.sloche.com    ww.froster.ca